Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated as of February 24, 2025, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Buyer (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Buyer.

Notice of Offer to Purchase

All Outstanding Ordinary Shares

of

Playa Hotels & Resorts N.V.

at

$13.50 per share, in cash

Pursuant to the Offer to Purchase, dated February 24, 2025

by

HI Holdings Playa B.V.

an indirect wholly owned subsidiary of

Hyatt Hotels Corporation

HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Buyer”) and an indirect wholly owned subsidiary of Hyatt Hotels Corporation, a Delaware corporation (“Parent”), is offering to purchase all of the outstanding ordinary shares, par value €0.10 per share (the “Shares”), of Playa Hotels & Resorts N.V., a Dutch public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Playa”), in exchange for an amount in cash equal to $13.50 per share (the “Offer Consideration”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 24, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

Tendering shareholders who are record owners of their Shares and who tender directly to Computershare Trust Company N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 5 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Buyer pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with these institutions as to whether they charge any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK CITY

TIME ON APRIL 25, 2025 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Purchase Agreement, dated as of February 9, 2025, by and among Parent, Buyer and Playa (as it may be amended from time to time, the “Purchase Agreement”). Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on April 25, 2025 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Buyer, will expire). If the conditions to the consummation of the Offer are satisfied, Buyer will, after giving the required notice, commence a subsequent offering period (the “Subsequent Offering Period”) on the first business day after the date at which the Offer expires (taking into account any extensions). During the Subsequent Offering Period, Buyer will offer to purchase additional Shares at the Offer Consideration, without interest and subject to any required tax withholding, for a period of five business days (the “Subsequent Offering Period”). The Purchase Agreement provides, among other things, that beginning on the final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for, subject to the fulfilment of certain conditions, Parent and Buyer shall be required to effectuate, or cause to be effectuated, and Playa and its subsidiaries shall effectuate, if permissible under applicable law, the following transactions (jointly referred to as the “Back-End Transactions”):

•

prior to the statutory triangular merger (juridische driehoeksfusie) of Playa (as disappearing company) with and into Playa Hotels & Resorts Merger Sub B.V. (as acquiring company) (“New Merger Sub”), with Playa Hotels & Resorts New TopCo B.V. (“New TopCo”) allotting class A shares of New TopCo to Playa’s shareholders (other than Buyer) (“New TopCo A Shares”) and class B shares of New TopCo to Buyer in accordance with Sections 2:309 et seq. and 2:333a of the Dutch Civil Code as contemplated by and in accordance with the terms of the merger proposal and accompanying explanatory notes filed with the Dutch trade registry (the “Triangular Merger”) becoming effective, Playa shall, in its capacity as sole shareholder of New TopCo, resolve to effectuate the cancellation of all outstanding New TopCo A Shares following the effective time of the Triangular Merger (the “Cancellation”);

•	Playa, New TopCo and New Merger Sub shall execute the notarial deed effecting the Triangular Merger no later than 23:59, local time, on the closing date of the Subsequent Offering Period;

•

promptly after the Triangular Merger becomes effective but prior to the Cancellation becoming effective, Buyer shall grant a loan to New TopCo for an amount in cash made available to New TopCo as immediately available funds equal to the product of (A) the number of New TopCo A Shares that will be issued and outstanding at the effective time of the Cancellation and (B) the Offer Consideration (such product being the amount needed for New TopCo to make the repayment and distribution to the holders of New TopCo A Shares as part of the Cancellation) (the “Loan”);

•

after the granting of the Loan but prior to the effective time of the Cancellation, the management board of New TopCo shall resolve on approving the Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time does not know nor reasonably foresee that following the Cancellation New TopCo cannot continue to pay its due and payable debts; and

•	subject to the foregoing steps having been completed, the Cancellation shall become effective at 0:30, local time on the date that the Triangular Merger becomes effective.

Accordingly, upon completion of the Back-End Transactions, Playa will no longer be a publicly traded company and will cease to exist, and the listing of the Shares on NASDAQ Stock Market LLC (“NASDAQ”) will have been terminated. Playa will file a Form 15 shortly thereafter and the Shares will be deregistered under the Securities Exchange Act of 1934, as amended, resulting in the cessation of Playa’s reporting obligations with respect to the Shares thereunder. Upon completion of the Back-End Transactions, each Playa shareholder that did not tender its Shares prior to the expiration of the Subsequent Offering Period will cease to hold any Shares and will receive an amount in cash equal to (i) the Offer Consideration multiplied by the number of Shares held by such minority shareholder immediately prior to the Back-End Transactions, (ii) less any applicable withholding taxes, including any Dutch dividend withholding tax due in respect of the Cancellation, and without interest.

Consummation of the Offer is subject to certain conditions, including,(i) immediately prior to the expiration of the Offer (as extended in accordance with the Purchase Agreement) the number of Shares validly tendered, and not validly withdrawn (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time), together with any Shares then owned by Parent or its affiliates, equals at least 80% of Playa’s issued and outstanding share capital immediately prior to the Expiration Time (the “Minimum Condition”) (or, under certain circumstances specified therein, 75% of Playa’s issued and outstanding share capital immediately prior to the Expiration Time), (ii) no applicable law or order (whether temporary, preliminary or permanent), entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction shall be in effect that prohibits, renders illegal or enjoins, the consummation of the Offer, the Back-End Transactions (or any component thereof), or the other transactions contemplated by the Purchase Agreement or that imposes a condition or requires a remedy that Buyer is not required to accept or agree to under the Purchase Agreement, (iii) the representations and warranties of Playa in the Purchase Agreement are, as of the Expiration Time (or such earlier date as specified therein), either, as applicable, (a) true and correct in all respects, (b) true and correct in all but de minimis respects, (c) true and correct in all material respects or (d) true and correct except where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained as to materiality or Company Material Adverse Effect (as defined in the Purchase Agreement)) would not have a Company Material Adverse Effect, (iv) Playa shall have performed and complied with, in all material respects, those covenants and obligations under the Purchase Agreement that are required to be performed by it at or prior to the Expiration Time, (v) since February 9, 2025, there shall not have been any event, circumstance or condition that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (vi) the resignations or dismissal, by a general meeting of Playa, of the members of the Board of Directors of Playa (“Playa Board”) as contemplated by the Purchase Agreement, shall have been obtained, (vii) the Governance Resolutions and the Back-End Transaction Resolutions (each as defined in the Purchase Agreement) shall have been adopted at the extraordinary general meeting of the shareholders of Playa (the “EGM”) or a subsequent EGM and shall not have been revoked, modified or amended in any way at any general meeting of Playa held after the EGM or the relevant subsequent EGM, as applicable, (viii) Playa shall have delivered to Buyer a certificate signed by an executive officer of Playa, dated as of the Expiration Time, certifying that the offer conditions specified in (iii), (iv), and (v) above have been satisfied, (ix) the receipt of required approvals relating to anti-competition filings, or the expiration or termination of their respective waiting periods, including any extensions (collectively, the “Required Approvals”) shall have been received and be in full force and effect or their relevant waiting periods (and any extension thereof) shall have expired or been terminated, and (x) the Purchase Agreement shall not have been terminated in accordance with its terms.

The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 16—“Conditions of the Offer” of the Offer to Purchase. Neither the consummation of the Offer nor the Back-End Transactions is subject to any financing condition.

The Offer will expire on the Expiration Time of 5:00 p.m. New York City Time on April 25, 2025, which is the date that is six business days after the anticipated date of the EGM, unless Buyer has extended the Offer pursuant to and in accordance with the terms of the Purchase Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Buyer, will expire). The time of acceptance for payment by Buyer of all Shares validly tendered and not validly withdrawn in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time.”

THE PLAYA BOARD RECOMMENDS THAT PLAYA SHAREHOLDERS ACCEPT

THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

After careful consideration, the Playa Board, among other things, has (a) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement, the Offer and the other transactions contemplated by the Purchase Agreement (including the Back-End Transactions) are in the best interests of Playa and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (b) approved the terms and conditions of the Purchase Agreement, the Offer and the other transactions contemplated by the Purchase Agreement and the execution, delivery and performance of Playa’s obligations under the Purchase Agreement and (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement and to recommend acceptance of the Offer by Playa’s shareholders.

The Purchase Agreement contains provisions that govern the circumstances in which Buyer must or is permitted or required to extend the Offer. The Purchase Agreement provides that, unless the Purchase Agreement has been terminated in accordance with its terms, Buyer must, and Parent shall cause Buyer to, extend the Offer for successive extension periods of up to ten business days, if, as of the applicable Expiration Date, any of the Offer Conditions other than the Minimum Condition, is not satisfied, in order to permit the satisfaction of such Offer Conditions. In addition, Buyer must, and Parent shall cause Buyer to, extend the Offer for no more than three successive extension periods of up to ten business days each, if, at the applicable Expiration Date, the Minimum Condition is not satisfied, in order to permit the satisfaction of the Minimum Condition. Buyer must, and Parent shall cause Buyer to, extend the Offer for any extension period required by any law, any injunction or decree issued by any governmental body, or any rule, regulation or interpretation of the U.S. Securities and Exchange Commission (the “SEC”), its staff or NASDAQ or its staff, in any such case which is applicable to the Offer. In addition, Buyer must, and Parent shall cause Buyer to, extend the Offer if Buyer determines in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time, the Required Approvals are not reasonably likely to be satisfied within such 10 business day extension period, then Buyer will be permitted to extend the Offer on such occasion for up to 20 business days. Buyer is not required to extend the Offer beyond the End Date, which is October 9, 2025.

Subject to the applicable rules and regulations of the SEC, Buyer expressly reserves the right at any time prior to the Expiration Time to waive, in whole or in part, any condition to the Offer and to make any change in the terms of or conditions to the Offer. However, Buyer will not, and Parent will cause Buyer not to (without the prior written consent of Playa): (a) waive or change the Minimum Condition (except to the extent contemplated under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the maximum number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time (except as provided in the Purchase Agreement); or (f) impose additional conditions to the Offer or otherwise amend, modify, or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to Playa shareholders.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, after the day on which the Offer was otherwise scheduled to expire, which notice shall also include the approximate number of Shares validly tendered and not properly withdrawn as of such date.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) timely confirmation of a book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Letter of Transmittal, or Book Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Consideration for any Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless accepted for payment by Buyer pursuant to the Offer, may also be withdrawn at any time after April 25, 2025, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. The notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. See Section 4—“Withdrawal Rights” of the Offer to Purchase.

If Buyer extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Buyer’s rights under the Offer, the Depositary may, nevertheless, on behalf of Buyer, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of Shares may not be rescinded. Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in the Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Time.

No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer” of the Offer to Purchase.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Buyer, in its sole discretion, whose determination will be final and binding. None of Parent, Buyer, Playa, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Playa has provided Buyer with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list provided to Buyer by Playa and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose nominees, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares by US holders for the Offer Consideration pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. See Section 5—“Material United States Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and transactions contemplated by the Purchase Agreement. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer.

The Offer to Purchase, the Letter of Transmittal and the other related tender offer documents contain important information. Holders of Shares should carefully read such documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance or copies of the Offer to Purchase, the Letter of Transmittal, and other tender offer materials should be directed to the Information Agent at its telephone numbers and address set forth below. Such copies may be furnished at Buyer’s expense. Additionally, copies of this Offer to Purchase, the Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Shareholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Neither Parent nor Buyer will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Buyer for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

51 West 52nd Street, 6th Floor

New York, NY 10019

Shareholders, Banks and Brokers

Call Toll Free: (866) 828-4304

Call Non-Toll Free: (210) 664-3693

Email: HyattOffer@georgeson.com

February 24, 2025

New York Times—7.65” x 21”

1380 Georgeson Inc.

MayaType LLC (203) 659-0088

Description: Hyatt Hotels Corporation—Tender

File: 1380-Hyatt

02/21/2025 Proof 5 4